GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

June 30, 2011
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	KIT digital, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 17, 2011, as amended May 2, 2011

Form 10-Q for the period ended March 31, 2011
Filed May 10, 2011

File No. 001-34437

Ladies and Gentlemen:

At the request of KIT digital, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of KIT digital’s Form 10-K/A (Amendment No. 2), amending its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Amended Form 10-K”).

Three courtesy copies of this letter and the Amended Form 10-K, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention:  Reid Hooper, Esq.) in the review of the foregoing documents.

The Amended Form 10-K responds to the comments received from the staff of the SEC by letter dated June 16, 2011 (a copy of which is attached to each courtesy copy), in connection with the filing of KIT digital’s Registration Statement on Form S-3 (No. 333-174457).

KIT digital wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before Friday, July 8, 2011, and respectfully requests the staff to convey any comments it may have as soon as possible, to allow us to meet this schedule.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.  All page numbers referred to in this letter, and all capitalized terms used herein without definition, specifically identify the document (i.e., the Amended Form 10-K or the Amended Form 10-Q) to which reference is being made.

Form 10-K for the fiscal year ended December 31, 2010

Item 7.     Management’s Discussion and Analysis of Financial Condition and
Results of Operations, page 28

Critical Accounting Policies, page 29

Comment No. 1:  As requested by the staff, KIT digital has revised its financial statement footnotes on page F-10 in the Amended Form 10-K and its critical accounting policies in Item 7 on page 31 of the Amended Form 10-K regarding the company’s impairment testing policy and management’s insights and assumptions with regard to the recoverability of goodwill.

Results of Operations, page 31

Comment No. 2:  As requested by the staff, KIT digital has provided more analysis as to the reasons behind its period-to-period changes and whether and how any changes have prospective implications in “Results of Operations” on pages ___ of the Amended Form 10-K.  See, in particular, the discussion under the heading “2011 Outlook” on page __.

Comment No. 3:  At the staff’s request, KIT digital has expanded its disclosure on page __ of the Amended Form 10-K to describe its organic growth and the transactions that contributed to the company’s increase in 2010 revenues.

Liquidity and Capital Resources, page 33

Comment No. 4:  As requested by the staff, disclosure has been added on page __ of the Amended Form 10-K to indicate that its existing cash, cash equivalents, net cash from operations and sources of liquidity are sufficient to fund its operations, anticipated capital expenditures and debt repayment obligations for at least the next 12 months.

In addition, in accordance with the SEC’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations, KIT digital has provided discussion regarding its ability to meet its long-term liquidity needs on page __ of the Amended Form 10-K.

Comment No. 5:  At the staff’s request, in the liquidity discussion, KIT digital has expanded the disclosure to include reference to known trends, demands, events or uncertainties that are reasonably likely to have material effects on the company in the future.  See page __ of the Amended Form 10-K.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

Comment No. 6:  As required by SAB Topic 11:B, KIT digital will revise its presentation of costs of goods and services in its quarterly report on Form 10-Q for the quarter ended June 30, 2011 to  either disclose that costs of goods and services is exclusive of depreciation shown separately below in the income statement or include depreciation and amortization for property and equipment that is directly attributable to the generation of revenue in costs of sales included in gross profit.

Note 2.  Summary of Significant Accounting Policies, page F-9

Recent Accounting Pronouncements, page F-13

Comment No. 7:  As noted, KIT digital adopted this guidance during the quarter ended September 30, 2010 and KIT digital retrospectively applied the guidance to January 1, 2010.  KIT digital disclosed that the guidance would not have a material impact on its prior results.  KIT digital did not disclose the information for all previously reported interim periods pursuant to ASC 605-25-65-1(b)(2) as there would be no material differences.

As disclosed on page 36, KIT digital experienced an increase in business related to complex multi-element contracts in 2010.  This was principally from the acquisition of Benchmark Broadcast Systems in May 2010.  The adoption of ASU 2009-13 did not have a material impact on prior results and is not expected to have a material impact in the future.

Comment No. 8:  Multiple element arrangements do not constitute a majority of KIT digital’s revenue arrangements as they represent less than 20% of its revenue arrangements and, with the additional acquisitions in 2011, the percentage of its multiple element arrangements will substantially decrease further.  KIT digital will expand the disclosures in the “Revenue Recognition” section and ensure that all disclosures required by ASC 605-25-50-2 are made in KIT digital’s quarterly report on Form 10-Q for the quarter ended June 30, 2011.

Note 3.   Acquisitions, page F-14

Comment No. 9:  In compliance with ASC 805-10-50-2(h)(1), KIT digital will include the revenue and earnings of each acquired company which is practicable since the acquisition date included in its consolidated income statement for the 2010 and 2011 reporting periods in its quarterly report on Form 10-Q for the quarter ended June 30, 2011 and its 2011 annual report on Form 10-K.  Please note that the disclosure for all of the acquired companies in 2009 and most of the acquired companies in 2010 would be the following:  “Revenue and net income after acquisition are not provided as it is impracticable to distinguish due to the integration of sales, delivery and overhead into our overall regional and global operations.”  This is because in connection with our acquisitions, we immediately (within the first quarter after acquisition) substantially integrate and assimilate new operations, technologies and personnel, which will also include the integration of revenue and costs.

Comment No. 10:  We believe that disclosure in compliance with ASC 805-10-50-2(h)(2) is impracticable in relation to the acquisitions of Nunet AG and The FeedRoom, Inc. as though these acquisitions occurred on January 1, 2009 in the pro forma combined results of operations in Note 3 Acquisitions as the organization and nature of these businesses changed after acquisition including the termination of some projects and customers and the reorganization of these businesses as expected upon acquisition.  In addition, with the integration of these businesses, KIT digital immediately (within the first quarter after acquisition) substantially integrates and assimilates new operations, technologies and personnel, which will also include the integration of revenue and costs.

Note 8.   Goodwill, page F-25

Comment No. 11:  Due to the insignificance of the Professional Services segment, KIT digital did not disclose the carrying amount of goodwill for each of our reporting segments as required by ASC 350-20-50-1. KIT digital’s reporting units are consistent with its operating segments which are made up of Digital Media Solutions and Professional Services.  KIT digital did not report financial information for these operating segments in 2009 and 2010 because the Professional Services segment represented less than 10% of its total assets and revenues in 2009, less than 5% of its total assets and revenues in 2010 and, due to the acquisitions in 2011, they will substantially decrease further in 2011.  The amount of goodwill for the professional services segment is $1,033,000 as of January 1, 2009 and December 31, 2010.

Comment No. 12:  As stated in the response to Comment No. 10 in relation to Nunet AG and The FeedRoom, Inc., the organization and nature of these businesses changed after acquisition including the termination of some projects and customers and the reorganization of these businesses as expected upon acquisition.  These changes were contemplated already in the values of the intangible assets from the acquisitions of both Nunet AG and The FeedRoom, Inc. at the acquisition date and, therefore, there would not be a change in event or circumstance to indicate that the carrying value of these assets may not be fully recoverable in accordance with the impairment testing guidance in ASC 350-30-35.

Note 18.  Segment Reporting, page F-35

Comment No. 13:  The disclosure on page 29 in relation to managing the business across three major geographical profit and loss centers was intended as a prospective statement for 2011.  KIT digital has begun to manage the business along these profit and loss centers and most likely will be able to report in this manner by the end of 2011.

KIT digital’s operating segments identified in accordance with ASC 280-10-30 are consistent with its reporting units which are made up of Digital Media Solutions and Professional Services and KIT digital has not aggregated operating segments.  KIT digital did not report financial information for these operating segments in 2009 and 2010 because the Professional Services segment represented less than 10% of its total assets and revenues in 2009 and less than 5% of its total assets and revenues in 2010 and, due to the acquisitions in 2011, they will substantially decrease further in 2011.

Comment No. 14:  In accordance with ASC 350-20-35-33 to 38, KIT digital determined that its reporting units were Digital Media Solutions and Professional Services.  These reporting units were determined as they had discrete financial information available and operating results that were reviewed regularly.  These reporting units were the same as the operating segments and the reportable segments.  As noted in the response to Comment No. 13, KIT digital did not report financial information for these operating segments in 2009 and 2010 because the Professional Services segment represented less than 10% of its total assets and revenues in 2009, less than 5% of its total assets and revenues in 2010 and, due to the acquisitions in 2011, they will substantially decrease further in 2011.  In Note 18. Segment Reporting on page F-35, KIT digital has presented goodwill and intangibles in Corporate.  KIT digital has presented it in this way consistently in prior years.

Form 10-K/A for the fiscal year ended December 31, 2010

Board Leadership Structure, page 7

Comment No. 15:  In response to the staff’s comment, KIT digital does not currently have a lead independent director.  As discussed with Mr. Hooper of the staff, this matter will be clearly disclosed in the company’s proxy statement in connection with its 2011 annual meeting of stockholders, which KIT digital anticipates filing with the SEC within the next 60 days.

Summary Compensation Table, page 10

Comment No. 16:  KIT digital will revise the Summary Compensation Table in its upcoming proxy statement to include awards based upon achieving specified operational and strategic milestones under “non-equity incentive plan awards,” rather than under the “bonus” column.

Form 10-Q for the period ended March 31, 2011

Note 9.   Acquisitions, page 11

Comment No. 17:  In compliance with ASC 805-10-50-2(h)(1), KIT digital will include the revenue and earnings of each acquired company which is practicable since the acquisition date included in its consolidated income statement for the 2011 reporting periods in its quarterly report on Form 10-Q for the quarter ended June 30, 2011.  Please note that the disclosure for most of the acquired companies would be the following:  “Revenue and net income after acquisition are not provided as it is impracticable to distinguish due to the integration of sales, delivery and overhead into our overall regional and global operations.”

In addition, KIT digital believes it is appropriate to include pro forma adjustments relating to the disposition of parts of the services business represented by Visual Connection because it will give better comparative information to the readers for historical and future performance.

Note 11.  Income Taxes, F-27

Comment No. 18:  KIT digital does not have any unrecognized tax benefits under ASC 740-50-15 for the current and prior year and therefore no penalties and interest have been calculated.  KIT digital will recognize interest and penalties related to unrecognized tax benefits within its global operations as a component of income tax expense.  KIT digital believes that these additional disclosures are not significant at this point, but will make these disclosures in future filings.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by KIT digital as soon as the SEC has reviewed this letter and the Amended Form 10-K, and has advised KIT digital that no further issues remain outstanding.  At the time of the request, KIT digital will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.  KIT digital does not expect to rely on Rule 430A.  As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided.  We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

Spencer G. Feldman

Enclosures

cc:	Reid Hooper, Esq., Attorney-Advisor
Ms. Christine Adams, Staff Accountant
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Mr. Kaleil Isaza Tuzman
Mr. Robin Smyth

KIT digital, Inc.
26 West 17th Street, 2nd Floor
New York, New York 10011

July 1, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KIT digital, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 17, 2011, as amended May 2, 2011

Form 10-Q for the period ended March 31, 2011
Filed May 10, 2011

File No. 001-34437

Ladies and Gentlemen:

In connection with KIT digital’s response to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated June 16, 2011, KIT digital acknowledges:

1.           KIT digital is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           KIT digital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KIT DIGITAL, INC.

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